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  As filed with the Securities and Exchange Commission on September 19, 1997

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ---------------

                               SCHEDULE 13E-4/A
                               (Amendment No. 4)

                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13 (e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                                ---------------

                           TELE-COMMUNICATIONS, INC.
                               (NAME OF ISSUER)

                           TELE-COMMUNICATIONS, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

         TELE-COMMUNICATIONS, INC. SERIES A TCI GROUP COMMON STOCK AND
           TELE-COMMUNICATIONS, INC. SERIES B TCI GROUP COMMON STOCK

                        (Title of Class of Securities)

                             87924V101 (Series A)
                             87924V200 (SERIES B)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------

                            STEPHEN M. BRETT, ESQ.
                           TELE-COMMUNICATIONS, INC.
                               TERRACE TOWER II
                               5619 DTC PARKWAY
                        ENGLEWOOD, COLORADO 80111-3000
                                (303) 267-5500

           (Name, Address, Including Zip Code, and Telephone Number,
             INCLUDING AREA CODE, OF PERSON AUTHORIZED TO RECEIVE
                     NOTICES AND COMMUNICATIONS ON BEHALF
                      OF THE PERSON(S) FILING STATEMENT)

                                ---------------

                                   COPY TO:
                         ELIZABETH M. MARKOWSKI, ESQ.
                             BAKER & BOTTS, L.L.P.
                             599 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10022-6030
                                (212) 705-5000

                                ---------------

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                            INTRODUCTORY STATEMENT

          This Amendment No. 4 (the "Amendment No. 4") constitutes the final amendment to the Issuer Tender Offer Statement on Schedule 13E-4 (together with all amendments thereto, the "Schedule 13E-4") filed with the Securities and Exchange Commission on August 12, 1997, as amended by Amendment No. 1 on August 28, 1997, Amendment No. 2 on September 5, 1997 and Amendment No. 3 on September 9, 1997, by Tele-Communications, Inc., a Delaware corporation (the "Company"), relating to the Company's offer to exchange (i) one share of Series A TCI Ventures Group Common Stock for each share of Series A TCI Group Common Stock properly tendered and not validly withdrawn, up to 188,661,300 shares of Series A TCI Group Common Stock, and (ii) one share of Series B TCI Ventures Group Common Stock for each share of Series B TCI Group Common Stock properly tendered and not validly withdrawn, up to 16,266,400 shares of Series B TCI Group Common Stock, upon the terms and subject to the conditions set forth in the Offering Circular of the Company, dated August 7, 1997, and the related Letters of Transmittal. All capitalized terms used but not defined in this Amendment No. 4 shall have the meanings ascribed thereto in the Schedule 13E-4.

          The Exchange Offers expired in accordance with their terms at 5:00 p.m., New York City time, on September 10, 1997 (the "Expiration Date"). A total of 518,587,029 shares of Series A TCI Group Common Stock were validly tendered and not properly withdrawn prior to the Expiration Date, resulting in a proration factor of 36.37987 percent. A total of 16,837,706 shares of Series B TCI Group Common Stock were validly tendered and not properly withdrawn prior to the Expiration Date, resulting in a proration factor of 96.60698 percent. Pursuant to the Exchange Offers, the Company has accepted for exchange 188,661,300 shares of Series A TCI Group Common Stock and 16,266,400 shares of Series B TCI Group Common Stock. In exchange therefor, 188,661,300 shares of Series A TCI Ventures Group Common Stock and 16,266,400 shares of Series B TCI Ventures Group Common Stock will be distributed to the tendering stockholders by The Bank of New York, as Exchange Agent, on and after September 18, 1997.
Shares of TCI Group Common Stock that have not been accepted for exchange by the Company due to oversubscription and the related proration will be returned to the tendering stockholders on or after September 18, 1997.

          On September 10, 1997, the Company issued a press release announcing the preliminary results of the Exchange Offers, a copy of which is attached
hereto as Exhibit 9(a)(12) and incorporated herein by reference.   On September
16, 1997, the Company issued a press release announcing the final results of the Exchange Offers, a copy of which is attached hereto as Exhibit 9(a)(13) and incorporated herein by reference.
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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9(a) is hereby amended to include the following:

(a)(12)  Press Release, dated September 10, 1997.

(a)(13)  Press Release, dated September 16, 1997.
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                                 SIGNATURE

     After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13E-4/A (Amendment No. 4) is true, complete and correct.

Dated:  September 19, 1997

                              TELE-COMMUNICATIONS, INC.


                              By:  /s/ Stephen M. Brett
                                  ----------------------------
                                  Name:  Stephen M. Brett
                                  Title: Executive Vice President and Secretary
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                                  EXHIBIT INDEX


Exhibit No.  Description
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9(a)(12)     Press Release, dated September 10, 1997.

9(a)(13)     Press Release, dated September 16, 1997.